SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2007

Commission File Number 000-31062

Oncolytics Biotech Inc.

(Translation of registrant’s name into English)

Suite 210, 1167 Kensington Crescent NW
Calgary, Alberta, Canada T2N 1X7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82 -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Oncolytics Biotech Inc. (Registrant)

Date: October 24, 2007	By:	/s/ Doug Ball Doug Ball Chief Financial Officer

210, 1167 Kensington Crescent N.W. Calgary, Alberta Canada T2N 1X7

FOR IMMEDIATE RELEASE
Oncolytics Biotech Inc. Collaborators to Present Positive Interim Results
of U.K. Phase Ia/Ib Combination REOLYSIN® and Radiation Clinical Trial
CALGARY, AB, — October 24, 2007 – Oncolytics Biotech Inc. (“Oncolytics”) (TSX:ONC, NASDAQ:ONCY) today announced that a poster presentation covering interim results from a U.K. Phase Ia/Ib combination REOLYSIN®/radiation clinical trial for patients with advanced or metastatic cancers is scheduled to be presented today at the AACR-NCI-EORTC International Conference on Molecular Targets and Cancer Therapeutics in San Francisco. The conference runs from October 22-26, 2007.
“We are very encouraged with the results of this trial to date,” said Dr. Brad Thompson, President and CEO of Oncolytics. “The data is supportive of our ongoing Phase II REOLYSIN®/radiation cotherapy trial in the U.K.”
The interim results of the Ia/Ib trial demonstrate that intratumoural treatment with REOLYSIN® and radiation is well tolerated and results in both local and remote anti-tumour activity in patients with a variety of advanced cancers. Oncolytics continues to enroll patients in the Ib portion of this trial, and is also actively enrolling patients in a Phase II trial examining this treatment combination.
The presentation, entitled “A Phase I study to evaluate the feasibility, safety and biological effects of intratumoural administration of wild-type Reovirus (REOLYSIN®) in combination with radiation in patients with advanced malignancies” will be delivered by Dr. Dean Harris of The Institute of Cancer Research, London.
These interim results were also presented in early October at the National Cancer Research Institute (NCRI) Cancer Conference in Birmingham, U.K.
The poster presentation will be posted on the Oncolytics website today at www.oncolyticsbiotech.com.
About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics. Oncolytics’ clinical program includes a variety of Phase I and Phase II human trials using REOLYSIN®, its proprietary formulation of the human reovirus, alone and in combination with radiation or chemotherapy. For further information about Oncolytics, please visit www.oncolyticsbiotech.com

About The Institute of Cancer Research
The Institute of Cancer Research is Europe’s leading cancer research centre with expert scientists working on cutting edge research. It was founded in 1909 to carry out research into the causes of cancer and to develop new strategies for its prevention, diagnosis, treatment and care. Website at: www.icr.ac.uk
The Institute works in a unique partnership with The Royal Marsden NHS Foundation Trust, forming the largest comprehensive cancer centre in Europe. This relationship enables close daily contact between research scientists and those on the frontline in the fight against cancer — the clinicians, the carers and most importantly, the patients.
This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including the Company’s expectations related to the Phase Ia/Ib U.K. combination REOLYSIN® and radiation clinical trial, and the Company’s belief as to the potential of REOLYSIN® as a cancer therapeutic, involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN® as a cancer treatment, the success and timely completion of clinical studies and trials, the Company’s ability to successfully commercialize REOLYSIN®, uncertainties related to the research and development of pharmaceuticals and uncertainties related to the regulatory process. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements.
FOR FURTHER INFORMATION PLEASE CONTACT:

Oncolytics Biotech Inc.	The Equicom Group	The Investor Relations Group
Cathy Ward	Nick Hurst	Erika Moran
210, 1167 Kensington Cr NW	325, 300 5th Ave. SW	11 Stone Street, 3rd Floor
Calgary, Alberta T2N 1X7	Calgary, Alberta T2P 3C4	New York, NY 10004
Tel: 403.670.7377	Tel: 403.538.4845	Tel: 212.825.3210
Fax: 403.283.0858	Fax: 403.237-6916	Fax: 212.825.3229
cathy.ward@oncolytics.ca	nhurst@equicomgroup.com	emoran@investorrelationsgroup.com